Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

Richard Horowitz

Partner

Richard.Horowitz@dechert.com

+1 212 698 3525 Direct

+1 212 698 0452 Fax

September 19, 2025

Via EDGAR

Mindy Rotter, Staff Accountant

Division of Investment Management

Office of Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004

RE:	Bain Capital Private Credit (File No. 814-01474)

Dear Ms. Rotter:

On behalf of Bain Capital Private Credit (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on August 21, 2025 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 814-01474), filed on March 14, 2025 (the “Form 10-K”). Defined terms not herein defined shall have the meaning set forth in the Form 10-K. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.

Comment: The Staff notes that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Response: The Company respectfully acknowledges the Staff’s comment.

2.

Comment: The Staff notes that the title of the individuals signing the certifications does not specifically include the title of Principal Executive Officer or Principal Financial Officer. Please confirm in correspondence that the individuals who signed the certifications provided with the filing are the Principal Executive Officer and/or the Principal Financial Officer, and going forward, please confirm that such titles will be included in the signed certifications.

Response: The Company supplementally confirms that Michael A. Ewald and Amit Joshi are the Principal Executive Officer and Principal Financial Officer of the Company, respectively. The Company further confirms that such titles will be included in the signed certifications in future Form 10-K filings.

September 19, 2025 Page 2

3.

Comment: The Staff notes that investment companies are required to disclose if there has been a change in a valuation approach and/or a valuation technique and the reasons for making such change using Level 2 and Level 3 inputs. Please discuss in correspondence any changes that occurred and if the disclosures and the Notes to the Financial Statements adequately addressed such changes.

Response: The Company supplementally confirms that there were no changes to the valuation approach or technique that would have required disclosure in the Form 10-K.

4.

Comment: Please confirm in correspondence that the Company’s investments remain consistent with the applicable diversification requirements under both the Investment Company Act of 1940, as amended (the “1940 Act”) and Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to regulated investment company (“RIC”).

Response: The Company supplementally confirms that its investments remain consistent with its status as a “non-diversified” fund under the 1940 Act and as a RIC under the Code.

5.

Comment: Please confirm if any of the loans currently held by the Company were unitranche loans. “Last out” lenders in unitranche loans bear a greater risk in exchange for receiving a higher interest rate. If applicable, please provide disclosure regarding such loans in the Notes to the Financial Statements so that readers of the Financial Statements will understand the risks associated with each investment. In addition, with respect to co-lending arrangements, please provide the Staff in correspondence the following:

a)	Whether the Company has any specific accounting policies it applies to co-lending arrangements;

b)	How the valuation of these investments takes into account the payment prioritization and payment waterfall;

c)	The impact of such co-lending arrangements on the calculation of interest income under the effective interest method; and

d)	Whether any of the co-lenders under these arrangements are affiliates of the Company.

Response: The Company supplementally confirms that the Company has not taken a “Last Out” position relative to other co-lenders of the same security and that the Company’s position relative to co-lenders is pari-passu with all co-lenders of the same security. If the Company were to take a material position in a “Last Out” security relative to the co-lenders of the same security, appropriate disclosure would be added to the Company’s Annual Report to describe the risks associated with such investments.

With respect to co-lending arrangements:

(a)

The Company has not entered any material co-lending arrangements which would necessitate a specific accounting policy. The existence of co-borrowers and the payment priority of all debt of an issuer is factored into the Company’s accounting and valuation policies.

September 19, 2025 Page 3

(b)

The Company supplementally confirms that pursuant to the Company’s valuation policies and procedures, payment priority and/or payment waterfall of the issuer are factored into the Company’s determination of the fair value of the investment. The Company is pari-passu with all co-borrowers holding the same security as the Company.

(c)

The Company supplementally confirms that the calculation of interest income is determined using the effective interest method for all investments and are governed by the applicable credit agreement. The Company has not made any material arrangements with co-lenders which would impact the calculation of interest income under the effective interest method.

(d)

The Company supplementally confirms that it has obtained co-investment exemptive relief from the SEC, which permits certain joint transactions with affiliates otherwise prohibited by the 1940 Act. Accordingly, co-lenders under such arrangements may be affiliates of the Company. As noted above, the Company is pari-passu with all co-lenders (including affiliate co-lenders) holding the same security. The Company has not entered any material arrangements with co-lenders which would impact the payment prioritization or interest received outside of what is governed by the applicable credit agreement.

6.	Comment: Please explain in correspondence why there was no discussion regarding a warehousing transaction with regards to fiscal year ended December 31, 2024.

Response: As disclosed in Item 1. Business—Warehousing Transaction (and several other sections) of the Form 10-K, the Company met the Capital Condition and purchased the Portfolio Investments from the Financing Provider on November 28, 2023. Consequently, for the fiscal year ended December 31, 2024, there were no warehousing transactions to disclose in the Form 10-K.

7.

Comment: Please confirm in correspondence that there were no categories of income included in the “Other Income” line item on the Statement of Operations for the year ended December 31, 2024 that should have been stated separately. The Staff notes that non-cash dividends and income from payment-in-kind (“PIK”) interest have been stated separately. Please include the basis of recognition and measurement used with respect to non-cash dividends and PIK interest in the Notes to the Financial Statements on a prospective basis, in accordance with Regulation S-X, Rule 6-07.1.

Response: The Company supplementally confirms that there were no categories of income included in the “Other Income” line item on the Statement of Operations for the year ended December 31, 2024 that should have been stated separately in accordance with Regulation S-X 6-07.1. The Company also supplementally confirms that the basis of recognition and measurement is disclosed in the Notes to the Financial Statements of the Form 10-K under Note 2. Summary of Significant Accounting Policies—Securities Transactions, Revenue Recognition and Expenses.

8.	Comment: Please consider adding disclosure to Note 1 of the Financial Statements that explains the three separate share classes of the Company.

Response: The Company confirms that it will add disclosure to Note 1 of the Financial Statements describing the three separate share classes of the Company in future Form 10-K filings.

9.

Comment: Going forward, please ensure that all financial data included in the Company’s filings are properly tagged using the standardized iXBRL taxonomy. Please also confirm in correspondence that the standardized iXBRL tags will be used.

September 19, 2025 Page 4

Response: The Company respectfully acknowledges your comment and will utilize the appropriate taxonomy and tags for Inline XBRL in future filings.

*   *   *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz